SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Webcast presentation 1st quarter results, 2012

ACTIVITY AND RESULTS FIRST QUARTER 2012 26 April 2012 Santander

2 Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

3	Agenda ?Group performance Q1’12 —Highlights —Results ?Business areas performance Q1’12 ?Conclusions ?Appendix

4 Strong balance sheet 10.10% 115% SAN better than Peers € 11,354 mill. +8% € 6,280 mill. +9% € 1,604 mill. Solid generation of recurring results 56% of profit Market shares above 10% Poland Strong revenues generation Pre-provision profit Attributable profit Q1’12 Highlights Core Capital (BIS II) Loan-to- deposit ratio Credit quality High-growth emerging countries Very strong local franchises Increased presence in growth countries Diversification: differential element vs. competitors 1 2 3

5 10,482 4,731 10,921 4,826 10,722 4,909 10,629 5,093 11,354 5,074 Revenues and expenses Very good quarter in revenues with expenses under control … EUR million Gross income Expenses 1 Solid profits generation Q2’11 Q3’11 Q1’12 Q1’11 Q4’11

6 Pre-provision profit Q1’11 Q2’11 Q3’11 Q4’11 Q1’12 5,750 6,095 5,813 5,536 6,280 EUR million 1 Solid results generation +9% +13% … that maintained an excellent track-record in pre-provision profit …

7 Accounting attributable profit Q1’11 Q2 Q3 Q4 Q1’12 2,108 1,393 1,803 47 1,604 Attributable profit (w/o impact from generic* and Q4’11 extraordinary provisions) Q1’11 Q2 Q3 Q4 Q1’12 1,809 1,421 1,721 1,666 1,665 (*) Total impact of generic provisions is eliminated, both the ones recorded in loan-loss provisions and the ones in other results (guarantees) 1 Solid results generation EUR million EUR million … and enabled the “cyclically high” provisions to be absorbed while maintaining profit

8 (1) Over operating areas attributable profit 4% 27% 13% 6% 6% 10% 13% 3% 5% 12% 1% USA UK Germany Other Europe Poland Mexico Brazil Other Latam Chile Spain 2 Diversification These recurring results are underpinned by the Group’s diversification and an adequate geographic balance Emerging markets with sustained growth 56% Mature markets with cyclically high provisions 13% Mature markets with stable provisions 31% Attributable profit Q1’12(1) Portugal

9 The strong local positioning reached in core markets … Reaching market shares1 ?10% in most of our core markets … is a differential element as regards the main world banks4 Contribution to profits by market 2 Diversification 0% 25% 50% 75% 100% C10 C9 C8 C7 C6 C5 C4 C3 C2 C1 Grupo SAN (4) 10 largest banks by market capitalisation (1)Loans (2)Total business,including operation announced on February 2012 regarding the merger of BZ WBK with Kredyt Bank (3)Consumer loans

10 2011A 2012E 2013E 2014E 2015E 1,566 1,752 2,118 2,597 3,069 (1)Source: EIU as of 24 February 2012. GDP at constant 2005 prices. (2)Including: BZ WBK standalone, Kredyt Bank standalone and synergies Increased share in growth markets Improved critical mass Envisaged shareholders Poland New EU members (ex Poland) UE-15 139118103113104100951001051101151201251301351401452006200720082009201020112012201320142015 Santander 76.5%–81.5% KBC, 9,99% Additional max. SAN: 5.0% Minority interests 7.1%-8.5% 16.4% KBC of which SAN will acquire a maximum of 5.0% PLN million Expected net profit(2) EUR 734 m Consolidating in the TOP 3 Real(1) GDP estimates Branches Business volumes 13% 10% Higher EPS, attractive ROI and almost neutral in capital CAGR: +15-20% The recent merger agreement between BZ WBK and Kredyt Bank in Poland, fits perfectly with Santander’s strategy and business Diversification 2 B100: Dec’05

11 Core capital ratio (BIS II) consolidates above 10% … Strong balance sheet: Capital 3 Note: Dec’06 and Dec’07 according to BIS I Dec’06 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 5.91% 6.25% 7.58% 8.61% 8.80% 10.02% 10.10% … with an EBA ratio of 9.11%, above the required one Core capital (BIS II) evolution

12 11.3 5.5 3.9 2.8 Strong balance sheet: Liquidity 3 (1)Including retail commercial paper (2)Excluding securitisations (3)Including structured financing Further improvement in liquidity in the quarter in a highly demanding environment Backed by deleveraging of the eurozone … Loans Deposits -3 +8 Gap reduction: -11 bn. Var. Mar’12/Dec’11 in EUR bn. … and reinforced by the the Group’s high issuance capacity Q1’12. EUR Bn. Spain M/L term maturities2 M/L term issues2 Moreover, EUR 3.8 bn. of securitisations3 placed in the market UK Latam Loan-to-deposit1 ratio D’08 D’09 D’10 D’11 M’12 150% 135% 117% 117% 115% Deposits1 + M/L term financing / loans D’08 D’09 D’10 D’11 M’12 104% 106% 115% 113% 116% 12,2 1

13 0.66 1.03 1.41 1.41 1.42 1.46 1.10 1.88 2.38 2.11 2.05 2.06 Dec’07 Dec’08 Dec’09 Dec’10 Sep’11 Dec’11 Data in local criteria. Latest available data for the sector from central banks and Council Mortgage Lenders (UK) 0.64 1.95 3.41 4.24 5.15 5.49 5.75 0.92 3.37 5.08 5.81 7.16 7.62 8.16 Dec’07 Dec’08 Dec’09 Dec’10 Sep’11 Dec’11 Mar’12 1.6 2.1 2.7 2.6 2.6 2.5 2.3 3.2 4.6 3.6 3.3 3.1 Dec’07 Dec’08 Dec’09 Dec’10 Sep’11 Dec’11 Our ratios still compare very well in the main markets where we operate Strong balance sheet: Non-performance loans ratio 3 Spain United Kingdom Brazil Latin America ex-Brazil % % % (feb) 2.9 3.4 5.9 3.9 4.5 4.8 3.5 3.8 5.4 4.0 4.9 5.1 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Feb’12 Santander Private banks %

14 3.55 3.61 3.78 3.86 3.89 3.98 Dec’10 Mar’11 Jun’11 Sep’11 Dec’11 Mar’12 % United Kingdom and USA % 1.74 1.73 1.81 1.86 1.84 1.82 D’10 M’11 J’11 S’11 D’11 M’12 UK USA 4.61 4.15 3.76 3.22 2.85 2.46 D’10 M’11 J’11 S’11 D’11 M’12 Latin America % 4.91 4.85 5.05 5.05 5.38 5.76 D’10 M’11 J’11 S’11 D’11 M’12 Brazil Latam Ex-Brazil 3.07 2.94 3.08 2.91 2.89 3.24 D’10 M’11 J’11 S’11 D’11 M’12 Continental Europe % 4.24 4.57 4.81 5.15 5.49 5.75 D’10 M’11 J’11 S’11 D’11 M’12 Spain SCF 5.25 4.99 4.74 4.50 3.97 4.05 D’10 M’11 J’11 S’11 D’11 M’12 3 Strong balance sheet: Non-performance loans ratio Group total The Group’s NPLs continue sliding upwards, mainly due to Spain. The US and SCF improved in last quarters and the UK and Latam ex-Brazil remained stable

15

3 Strong balance sheet: Coverage ratio

The Group's coverage is at 62%, 1 p.p. improvement in the quarter

Group total


%
73
71
69
66
61
62
Dec'10
Mar'11
Jun'11
Sep'11
Dec'11
Mar'12

Continental Europe


%
Spain
58
53
49
46
45
46
D'10
M'11
J'11
S'11
D'11
M'12
SCF
101
98
103
105
109
108
D'10
M'11
J'11
S'11
D'11
M'12

United Kingdom and USA


%
UK
48
47
43
42
40
40
D'10
M'11
J'11
S'11
D'11
M'12
USA
75
82
85
93
96
107
D'10
M'11
J'11
S'11
D'11
M'12

Latin America


%
Brazil
101
104
102
100
95
90
D'10
M'11
J'11
S'11
D'11
M'12
Latam Ex-Brazil
110
114
110
109
102
95
D'10
M'11
J'11
S'11
D'11
M'12

16 ?Group performance Q1’12 —Highlights —Results ?Business areas performance Q1’12 ?Conclusions ?Appendix Agenda

17 Net interest income + fee income 10,443 +851 +8.9 +6.7 Trading gains 797 +134 +20.1 +18.4 Equity accounted income and other1 114 -112 -49.6 -19.5 Gross income 11,354 +872 +8.3 +6.8 Operating expenses -5,074 -343 +7.2 +4.4 Net operating income 6,280 +530 +9.2 +8.9 Loan-loss provisions (LLPs) -3,127 -1,061 +51.4 +51.0 Net operating income after LLPs 3,153 -532 -14.4 -14.7 Other results and provisions -608 -15 +2.6 +3.0 Profit before tax 2,545 -547 -17.7 -18.1 Tax and minority interests -942 +36 -3.6 -11.2 Attributable profit 1,604 -504—dividends and other operating expenses Grupo Santander Results. Q1’12 vs. Q1’11 Solid P&L impacted in the year-on-year comparison by lower equity accounted income and lower release of generic provisions

18 Gross income Basic revenues as the main driver of profits 1 Group’s gross income EUR million Basic revenues Q1’12 / Q4’11: +EUR 530 mill.; +5% Continental Europe UK Latam +480 US +153 -97 +19 Q1’12 / Q4’11 Q1’11 Q2 Q3 Q4 Q1’12 9,633 9,930 9,939 9,958 10,488 664 722 639 474 797 10,482 10,921 10,722 10,629 11,354 Trading gains Other2 Total Basic revenues1 +8% +7% +5% (1)Basic revenues: Net interest income + fees + insurance activity (2)Dividends + equity accounted income + other operating expenses

19 Q1’11 Q2 Q3 Q4 Q1’12 4,731 4,826 4,909 5,093 5,074 Expenses Expenses growing at a slower pace Group’s expenses EUR million 2 Expenses Q1’12 / Q4’11: -EUR 19 mill.; -0.4% +7% Continental Europe UK Latam -52 US -33 +8 -7 Q1’12 / Q4’11 -0.4%

20 Q1’11 Q2 Q3 Q4 Q1’12 2,418 2,549 2,784 2,674 3,025 Q1’11 Q2 Q3 Q4 Q1’12 2,065 2,546 2,711 2,577 3,127 Loan-loss provisions Provisions still high at the current moment of the cycle. Their evolution was impacted by the lower use of generic ones 3 Net loan-loss provisions1 EUR million Specific provisions EUR million Use of generic provisions EUR million Q1’11 Q2 Q3 Q4 Q1’12 -356 -5 -74 -85 +99 +51% (1) Including country-risk

21 ?Group performance Q1’12 —Highlights —Results ?Business areas performance Q1’12 ?Conclusions ?Appendix Agenda

22 Continental Europe Q1’12 Good revenues performance fuelled the profit for the Attributable profit EUR 584 mill. Var. Q1’12 / Q1’11 Basic revenues Gross income Operating expenses Net operating income Net op. income after provisions Attributable profit +8% +10% +8% +11% -30% -34% Attributable profit EUR million Basic revenues EUR million Q1’11 Q2 Q3 Q4 Q1’12 878 700 443 266 584 Q1’11 Q2 Q3 Q4 Q1’12 3,023 3,391 3,278 3,109 3,262 +8% +5% +0% +2% -1% +5% -36% -41% Excluding perimeter

23 Santander Branch Network Banesto Portugal Continental Europe Q1’12. Attributable profit by unit EUR million SCF Poland (BZ WBK) Other global Europe Q1’11 Q2 Q3 Q4 Q1’12274 226 101 58 75 Q1’11 Q2 Q3 Q4 Q1’12 101 67 22 -59 41 Q1’11 Q2 Q3 Q4 Q1’12 90 41 -2 45 33 Q1’11 Q2 Q3 Q4 Q1’12 183 186 201 96 206 Q2 Q3 Q4 Q1’12 94 78 60 73 Q1’11 Q2 Q3 Q4 Q1’12230 86 42 66 156 Generalised profit improvement over the fourth quarter of 2011

24 Santander Branch Network Q1’12 Year-on-year comparison very affected by the non- profit EUR million 1.30% 1.32% 1.39% 3.04% 3.65% 3.73% Q1’11 Q4’11 Q1’12 Return / Cost Return Cost 2 Net interest inc. / ATAs Q1’11 Q1’12 2.77% 3.21% Q1’11 Q2 Q3 Q4 Q1’12 1,072 1,136 1,094 1,031 1,116 +4% +8% Q1’11 Q2 Q3 Q4 Q1’12 274 226 101 58 75 EUR million Loans Deposits -9% +2% Var. Mar’12 / Mar’11 Volumes evolution (1)Loan-to-deposit ratio (2)Including retail commercial paper Stock (EUR bn.) and LDR1 Loans Deposits Loans Deposits 110 85 100 87 M’11 M’12 130% 116% 2 2 2

25 Banesto Q1’12 Year-on-year comparison very affected by release of generic provisions (EUR 91 million in Q1’11). All revenue lines improved and larger provisions in the quarter Activity Net interest income return 1.86% 1.70% 1.70% 3.04% 3.61% 3.75% Q1’11 Q4’11 Q1’12 Return / Cost Return Cost2 (1)Loan-to-deposit ratio (2)Including retail commercial paper (3)Retail banking Net interest inc. / ATAs3 Basic revenues Attributable profit EUR million Q1’11 Q2 Q3 Q4 Q1’12 489 525 516 486 514 +5% +6% Q1’11 Q2 Q3 Q4 Q1’12 101 67 22 -59 41 EUR million Loans Deposits -8% -8% Var. Mar’12 / Mar’11 Q1’11 Q1’122.39% 2.45% M’11 M’12 Loans Deposits Loans Deposits 73 60 67 55 123% 122% Volumes evolution Stock (EUR bn.) and LDR1 2 2 2

26 Spain1. Details of loans and deposits March 2012 balances Gross loans Deposits 22 80 105 99 19 8 57 13 215 188 Loan-to-deposit ratio2 Appropriate loans / deposits structure, reflected in a continuous improvement in liquidity ratios Demand deposits Time deposits and REPOs Retail commercial paper TOTAL D’08 D’09 D’10 D’11 M’12 178% 149% 119% 118% 111% (2) Including retail commercial paper TOTAL Companies w/o real estate purposes Real estate purpose Household mortgages Public sector Other loans to individuals EUR billion (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Finance Spain and Banif

27 Spain1. Customer lending and NPLs Gross loans Dec’10 Dec’11 Mar’12 27 23 22 105 105 105 24 20 19 61 59 57 12 12 13 230 219 215 TOTAL -14% NPL ratio 4.2 5.5 5.7 2.2 2.7 2.6 3.1 3.5 3.7 17.0 28.6 32.8 Dec’10 Dec’11 Mar’12 % In lending, individual customers deleveraging and the fall in loans with real estate purposes continue (-8% / Q4’11). Stable in loans to other companies -8% 12M 3M With real estate purpose Total portfolio Spain Other portfolio Household mortgages EUR billion Companies w/o real estate purposes Real estate purpose Household mortgages Public sector Other loans to individuals (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Finance Spain and Banif

28 Real estate exposure. Loans and foreclosed real estate LOANS with real estate purpose EUR million Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 37,688 31,127 27,334 23,442 21,507 -EUR 16,181 mill.; -43% -8% EUR million Q1’11 Q2 Q3 Q4 Q1’12 -1,229 -758 -978 -849 -1,935 Quarterly evolution in 2011 and 2012 Active management with focus on reducing loans and foreclosed real estate Foreclosed REAL ESTATE (gross amount) EUR million EUR million Quarterly evolution in 2011 and 2012 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 4,765 6,521 7,509 8,552 8,590 Q1’11 Q2 Q3 Q4 Q1’12 +373 +453 +225 -7 +37

29 Real estate exposure in Spain. Coverage Coverage is maintained following the effort made at the end of 2011 Foreclosed real estate EUR million Balance Coverage 8,590 4,148 Coverage: 48% Substandard EUR million Balance* Coverage 3,852 600 Coverage: 16% NPLs EUR million Balance Coverage 7,047 2,291 Coverage: 33% (*) 100% up-to-date with payments

30 Activity Already meets the 2012 year-end capital requirement ST Peers 11.1 9.4 -6% +6% Loans Deposits % var. Mar’12/Mar’11 Reduction of commercial Gap: -EUR 3.3 bn. Deleveraging process continues Core Tier I (%) ST Peers 2.9 6.7 NPL (%) ST Peers 82 60 Coverage (%) Portugal Q1’12 Santander Totta, the most solid of the Portuguese banks Basic revenues EUR million Q1’11 Q2 Q3 Q4 Q1’12 273 242 225 219 246 -10% +12% Attributable profit Q1’11 Q2 Q3 Q4 Q1’12 90 41 -2 45 33 EUR million Reduced M/L term maturities 2012 2013 2014 2015+ 1.4 1.2 1.3 0.5 … equivalent to the maturities of the next 3 years M/L term maturities (EUR bn.) Results Data in local criteria. Dec.’11

31 Santander Consumer Finance Continental Europe Q1’12 Profit increased underpinned by recurring revenues and excellent risk management. Normalisation over Q4’11 Activity Net interest income/ Provisions (% / ATAs) 1.17% 0.96% 3.54% 3.35% Q1’11 Q1’12 Provisions Net interest income 2.37 2.39 Var. Mar’12 / Mar’11 Volumes Total portfolio = EUR 59 billion EUR billion Germany Italy Nordic countries Spain Poland Other 30 7 7 7 3 4 +1% Var. Mar’12 / Mar’11 -7% +12% -11% -3% 0% Basic revenues EUR million Q1’11 Q2 Q3 Q4 Q1’12 792 828 825 777 815 +3% +5% Attributable profit* Q1’11 Q2 Q3 Q4 Q1’12 183 186 201 96 206 EUR million * Excluding Santander Consumer UK’s attributable profit, as it is integrated in Santander UK. Including it, Q1’12: EUR 223 mill. Loans Deposits -1% +5%

32 Poland (BZ WBK) Q1’12 Data in local criteria. Constant EUR million (*) 2011 proforma information, as it started to consolidate in Q2’11 Loans and deposits growth since its incorporation to the Group Results* showed sharp growth over Q1’11 Mar’11 Mar’12 2,768 3,045 5,527 6,475 8,295 9,520 Total Companies Loans +15% +17% +10% Mar’11 Mar’12 6,132 6,633 3,775 3,840 9,907 10,473 Total Deposits +6% +2% +8% Basic revenues Provisions Q1’11 Q1’12 197 210 +6% Expenses Q1’11 Q1’12 105 108 +3% Q1’11 Q1’12 22 19 -15% Q1’11 Q1’12 64 74 +16% Attributable profit Individuals Companies Individuals

33 United Kingdom Q1’12 Results affected by environment of sluggish activity, historically low interest rates and higher funding cost Attributable profit: £ 255 mill. (EUR 306 mill.) Var. Q1’12 / Q1’11 in £ Gross income Expenses Net operating income Net op. income after provisions Attributable profit -13% 0% -23% -36% -41% Basic revenues £ Million Q1’11 Q2 Q3 Q4 Q1’12 1,183 1,202 1,175 1,154 1,044 -12% -10% Attributable profit Q1’11 Q2 Q3 Q4 Q1’12 431 -101 375 355 255 Activity1 Spreads Volumes Mortgages Companies Deposits 174 30 149 2.34% 2.52% 2.04% 1.93% -0.30% -0.59% Q1’11 Q1’12 Balances and Var. Mar’12 / Mar’11 Loans Total Deposits (1)Local criteria. Balances in £ bn. (2)Excluding GBM and other deposits amounts of £10bn. as of March 2012 +11% +1% -3% £ Million SMEs +21% 2

34 Brazil Q1’12 Higher basic revenues fuelled by larger volumes and costs decelerating. In profit, impact of larger provisions and minority interests Attributable profit: US$ 848 mill. (EUR 647 mill.) (1)Local currency (2)Excluding Repos. Including “letras financeiras” Activity1 NII / Provisions (o/ ATAs) Loans Deposits +19% +12% Var. Mar’12 / Mar’11 Volumes 2.65% 3.67% 7.37% 8.32% Q1’11 Q1’12 Provisions Net interest income 4.65 4.72 Basic revenues Gross income Expenses Net operating income Net op. income after provisions Attributable profit+15% +14% +8% +17% -3% -10% Attributable profit Constant US$ million Q1’11 Q2 Q3 Q4 Q1’12 944 843 773 873 848 192 171 146 181 235 1,137 1,014 919 1,054 1,084 Net profit Attributable profit Minority interests Basic revenues Constant US$ million Q1’11 Q2 Q3 Q4 Q1’12 4,800 4,908 4,984 5,347 5,536 +15% +4% +15% +14% +8% +18% -2% -2% Excluding perimeter Var. Q1’12 / Q1’11 in constant US$ 2

35 Basic revenues Gross income Expenses Net operating income Net op. income after provisions Attributable profit +18% +13% +12% +14% +12% +7% Latin America ex-Brazil Q1’12 Profit growth spurred by basic revenues (double digit growth in activity) and costs growing at lower pace. Negative impact from minority interests Attributable profit Attributable profit: US$ 748 mill. (EUR 571 mill.) Var. Q1’12 / Q1’11 in constant US$ Activity1 NII/ Provisions (o/ATAs) Loans Deposits +13% +12% Volumes2 0.73% 0.82% 3.69% 4.15% Q1’11 Q1’12 3.38 2.96 Basic revenues (1) Constant currency (2) Excluding New York branch. Deposits excluding Repos Q1’11 Q2 Q3 Q4 Q1’12 1,949 2,033 2,090 2,200 2,297 +18% +4% +18% +14% +12% +16% +14% +13% Var. Mar’12 / Mar’11 Q1’11 Q2 Q3 Q4 Q1’12 701 727 648 697 748 Provisions Net interest income Constant US$ million Constant US$ million Excluding perimeter

36 Mexico Q1’12 Profit growth spurred by basic revenues (double digit growth in activity), costs growing at lower pace and provisions (1) Local currency (2) Excluding Repos Attributable profit: US$ 388 mill. (EUR 296 mill.) Activity1 Volumes Loans Deposits +21% +22% 2 0.62% 0.64% 3.91% 3.91% Q1’11 Q1’12 3.27 3.29 Basic revenues Gross income Expenses Net operating income Net op. income after provisions Attributable profit+21% +15% +12% +17% +15% +19% Var. Q1’12 / Q1’11 in constant US$ Basic revenues Q1’11 Q2 Q3 Q4 Q1’12 712 723 781 797 860 +21% +8% Attributable profit Q1’11 Q2 Q3 Q4 Q1’12 325 300 327 291 388 Var. Mar’12 / Mar’11 +21% +16% +12% +18% +16% +21% NII/ Provisions (o/ATAs) Provisions Net interest income Constant US$ million Constant US$ million Excluding perimeter

37 Chile Q1’12 In activity, focus on profitability and customer deposits. In results, recovery of revenues, larger provisions and minority interests (1)Local currency (2) Excluding Repos Attributable profit: US$ 174 mill. (EUR 133 mill.) Activity1 Loans Deposits +5% +6% Volumes 0.80% 1.23% 3.80% 4.24% Q1’11 Q1’12 3.01 3.00 Basic revenues Gross income Expenses Net operating income Net op. income after provisions Attributable profit +13% +7% +8% +7% -10% -20% Var. Q1’12 / Q1’11 in constant US$ Basic revenues Q1’11 Q2 Q3 Q4 Q1’12 631 687 638 711 712 +13% 0% Attributable profit Var. Mar’12 / Mar’11 +13% +9% +8% +9% -7% -6% Q1’11 Q2 Q3 Q4 Q1’12 219 257 160 204 174 60 75 45 77 77 279 332 205 281 251 NII/ Provisions (o/ATAs) Provisions Net interest income Constant US$ million Constant US$ million Excluding perimeter Net profit Attributable profit Minority interests 2

38 United States Q1’12 Santander US includes Sovereign Bank and the contribution from the equity accounted method of SCUSA. Profit of US$ 314 mill. (EUR 240 mill. ) Attributable profit—SCUSA impacted by provisions release in Q1’11 (US$ 77 mill.) and reduced stake at 2011 year-end (-US$ 56 mill. in Q1’12) US$ million Sovereign Bank P&L Sovereign Bank Activity1 Loans Deposits+5% +7% Volumes 0.75% 0.49% 3.32% 2.94% Q1’11 Q1’122,45 2.57 Basic revenues Gross income Expenses Net operating income Net op. income after provisions Attributable profit -4% +0% +11% -9% +1% +9% Var. Q1’12 / Q1’11 in US$ Attributable profit—Sovereign Bank US$ million Var. Mar’12 / Mar’11 Q1’11 Q2 Q3 Q4 Q1’12 176 183 195 177 191 Q1’11 Q2 Q3 Q4 Q1’12 220 146 149 158 123 (1)Local currency NII/ Provisions (o/ATAs) Provisions Net interest income

Corporate Activity

40 Corporate Activities Larger trading gains (losses in valuation of portfolios in Q1’11) and lower provisions, offset the lower tax recovery EUR Mill. Attributable profit (Change Q1’12 vs. Q1’11) Main effects: Net interest income -2 Trading gains +120 Other results and taxes -27 Impact on profit: +91

41 ?Group performance Q1’12 —Highlights —Results ?Business areas performance Q1’12 ?Conclusions ?Appendix Agenda

42 Santander 2012 outlook I n 2012 Santander will maintain a differentiated management by area Mature markets with cyclically high provisions Deleveraging process continues Strengthening balance sheet / liquidity Environment still very demanding on provisions Mature markets with stable provisions UK: Strengthening balance sheet and improving the business mix (companies) USA: The transformation process towards a retail franchise with a full range of products continues SCF: good delivery underpinned by a single pan-European IT platform. Germany, solid profits Emerging markets with sustained growth Latin America: good growth dynamics. Favourable outlook, in the short- and medium- term, which is reflected in profits Poland: integration according to the envisaged plan, aiming to outperform peers

43 ?Group performance Q1’12 —Highlights —Results ?Business areas performance Q1’12 ?Conclusions ?Appendix Agenda

44 Group’s balance sheet

45 Assets Liabilities746 100 97 222 59 651 86 37 105 117 190 156 1,283 1,283 Main trends of the Group’s balance sheet Retail balance sheet, appropriate for the business nature of low risk, liquid and well capitalised (*) Other assets: Goodwill EUR 25 bn., tangible and intangible assets 17 bn., other capital instruments at fair value 1 bn., accruals and other accounts 54 bn. (**) Including retail commercial paper Balance sheet at March 2012 EUR billion 1 6 5 4 3 2 Lending: 58% of balance sheet Derivatives (with counterpart on the liabilities side): 8% of balance sheet Cash, Central Banks and credit institutions: 15% Other (goodwill, fixed assets, accruals): 8% Available for sale portfolio (AFS): 7% Trading portfolio: 4% 1 3 2 4 5 6 Loans to customers Derivatives Cash and credit institutions Other* AFS Portfolio Trading portfolio Customer Deposits** Issues and subordinated liabilities Shareholders’ equity & fixed liabilities Credit institutions Other Derivatives

46 Secondary segments results

47 Basic revenues Gross income Expenses Net operating income Net op. income after provisions Attributable profit+9% +7% +8% +7% -20% -25% Retail Banking The positive evolution of basic revenues is not feeding through to profit because of larger provisions and minority interests Attributable profit: EUR 1,653 million Var. Q1’12 / Q1’11 Activity EUR billion Deposits2 Loans (1) Net interest income + fee income + Insurance activity (2) Including retail commercial paper Basic revenues1 EUR million Q1’11 Q2 Q3 Q4 Q1’12 9,086 9,430 9,438 9,443 9,913 +9% +5% Attributable profit Q1’11 Q2 Q3 Q4 Q1’12 2,187 1,427 1,727 1,570 1,647 EUR million Mar’11 Mar’12628 671 +7% Mar’11 Mar’12 513 542 +6%

48 Santander Consumer Finance Total. Q1’12 Aggregates the Continental Europe, United Kingdom and USA units Basic data Total portfolio (Mar.’12): EUR 76 bill. Q1’12 attributable profit: EUR 317 mill. Continental Europe United Kingdom USA 59 4 13 Continental Europe United Kingdom USA 206 17 94 Million customers Million euros in loans2 Dealers-participants 75,564 15.4 135,500 Countries 14 Agreements with manufacturers for captive financing 37 Note: basic data as of December except business volumes (March 2012) (1)Market share of new car financing loans (2)Gross loan portfolio under management Top 31 in 10 countries Million euros in deposits 33,180 Million euros in attributable profit for 2011 1,228 EUR million EUR million

49 Q1’11 Q2 Q3 Q4 Q1’12 1,125 1,043 997 842 1,214 197 140 81 183 195 1,322 1,183 1,078 1,025 1,409 Global Wholesale Banking (GBM) Higher customer revenues (+8% / Q1’11) fuelled by strong corporate business and markets recovery compared to Q4’11 Gross income EUR million +7% Gross income EUR million 586 674 383 389 26 12 129 139 197 195 Q1’11 Q1’12 +7% -52% +15% Customer revenues +8% -1% +1% Total Trading Customers (1) Including Global Transaction Banking and Credits 1,322 1,409 Attributable profit Q1’11 Q2 Q3 Q4 Q1’12 636 435 372 397 602 +8% EUR million TOTAL Trading Investment banking Corporate banking1 Hedging of interest / exchange rates Equities

50 Q1’11 Q2 Q3 Q4 Q1’12 120 129 88 97 98 Q1’11 Q2 Q3 Q4 Q1’12 243 250 234 231 229 Asset Management and Insurance High contribution to the Group via revenues and profits: 9% of the operating areas total revenues Group total revenues EUR million EUR million Attributable profit Insurance Asset Management Gross income EUR million Q1’11 Q1’12 1,082 1,070 -1% Q1’11 Q1’12 312 310 Q1’11 Q1’12 770 760 -1% -1%

51 Main units spreads and NPL ratios

52 Continental Europe. Main units spreads (%) 1.90 1.97 2.03 2.01 2.19 0.05 0.56 0.65 0.53 0.51 1.95 2.53 2.68 2.54 2.70 Q1’11 Q2 Q3 Q4 Q1’12 Loans Deposits Total 2.03 2.08 2.12 2.16 2.33 -0.36 0.12 0.42 0.36 0.41 1.67 2.20 2.54 2.52 2.74 Q1’11 Q2 Q3 Q4 Q1’12 Loans Deposits Total 1.96 2.06 2.15 2.23 2.34 0.12 -0.31 -0.47 -0.78 -0.91 2.08 1.75 1.68 1.45 1.43 Q1’11 Q2 Q3 Q4 Q1’12 Loans Deposits Total 4.83 4.43 4.48 4.57 4.51 Q1’11 Q2 Q3 Q4 Q1’12 Loans SAN Branch Network Banesto Retail Banking Santander Consumer Lending Portugal Retail Banking

53 Continental Europe. NPL and coverage ratios Banco Santander1 4.68% 5.08% 5.63% 5.99% 6.33% 49% 44% 39% 39% 41% Mar’11 Jun Sep Dec Mar’12 NPL Coverage Banesto Santander Consumer Portugal 3.03% 3.25% 3.78% 4.06% 4.59% 62% 62% 53% 55% 58% Mar’11 Jun Sep Dec Mar’12 NPL Coverage 4.99% 4.74% 4.50% 3.97% 4.05% 98% 103% 105% 109% 108% Mar’11 Jun Sep Dec Mar’12 NPL Coverage 4.31% 4.54% 4.69% 5.01% 5.07% 52% 52% 53% 53% 51% Mar’11 Jun Sep Dec Mar’12 NPL Coverage (1)Santander Branch Network’s NPL ratio was 8.90% and coverage ratio 40% as of Mar’12

54 LOANS with real estate purpose Foreclosed REAL ESTATE EUR Million Mar’12 Dec’11 Var. EUR Million Gross amount Coverage Net amount Loans with real estate purpose and foreclosed real estate in Spain ■Finished buildings 9,511 10,154 -643 ■Buildings under constr. 1,555 1,985 -430 ■Developed land 4,047 3,994 53 ■Building and other land 2,321 2,572 -251 ■Non mortgage guarantee 4,073 4,737 -664 Total 21,507 23,442 -1,935 ■Finished buildings 3,659 34% 2,408 ■Buildings under constr. 612 50% 307 ■Developed land 2,656 60% 1,062 ■Building land 1,395 60% 558 ■Other land 268 60% 107 Sub Total 8,590 48% 4,442

55 United Kingdom. Spreads and NPL ratios (%) 2.40 2.40 2.46 2.53 2.57 -0.32 -0.40 -0.45 -0.50 -0.59 2.08 2.00 2.01 2.03 1.98 Q1’11 Q2 Q3 Q4 Q1’12 Loans Deposits Total 1.73% 1.81% 1.86% 1.84% 1.82% 47% 43% 42% 40% 40% Mar’11 Jun Sep Dec Mar’12 NPL Coverage Spreads Retail Banking NPL and coverage

56 Spreads main countries Latin America (%) 14.72 15.05 14.23 14.44 14.44 1.12 1.12 1.18 1.00 0.73 15.84 16.17 15.41 15.44 15.17 Q1’11 Q2 Q3 Q4 Q1’12 Loans Deposits Total 8.58 8.40 8.27 8.36 8.69 2.09 2.04 1.99 1.96 1.96 10.67 10.44 10.26 10.32 10.65 Q1’11 Q2 Q3 Q4 Q1’12 Loans Deposits Total 4.38 4.14 4.18 4.35 4.56 3.09 2.90 2.65 2.52 2.45 7.47 7.04 6.83 6.87 7.01 Q1’11 Q2 Q3 Q4 Q1’12 Loans Deposits Total Retail Banking Brazil Retail Banking Mexico Retail Banking Chile

57 Latin America. NPLs and coverage ratios (1) GE included since June 2011 Brazil 4.85% 5.05% 5.05% 5.38% 5.76% 104% 102% 100% 95% 90% Mar’11 Jun Sep Dec Mar’12 Coverage NPL Mexico1 Chile 1.58% 2.45% 1.78% 1.82% 1.61% 234% 165% 176% 176% 195% Mar’11 Jun Sep Dec Mar’12 Coverage NPL 3.80% 3.65% 3.63% 3.85% 4.52% 89% 89% 88% 73% 68% Mar’11 Jun Sep Dec Mar’12 Coverage NPL

58 Sovereign. Spreads and NPL and coverage ratios (%) Spreads Retail Banking 2.16 2.24 2.22 2.29 2.36 0.78 0.66 0.40 0.46 0.46 2.94 2.90 2.62 2.75 2.82 Q1’11 Q2 Q3 Q4 Q1’12 Loans Deposits Total NPLs and coverage 4.15% 3.76% 3.22% 2.85% 2.46% 82% 85% 93% 96% 107% Mar’11 Jun Sep Dec Mar’12 NPL Coverage

Dow Jones Sustainability indesex Member 2011/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 26, 2012	By:	/s/ José Antonio Álvarez
Name:José Antonio Álvarez
Title:Executive Vice President